YUKON-NEVADA GOLD CORP. ANNOUNCES ITS INTENTION
TO PHASE OUT CUSTOM MILLING AT JERRITT CANYON, NEVADA

Vancouver, BC – May 1, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Graham C. Dickson, the President of Yukon-Nevada Gold Corp. (the "Company"), announces that the Company has decided to phase out custom milling at the Jerritt canyon operation over the next several years.

Mr. Dickson commented, “The short term results of custom milling, the lowering of unit costs, have proved beneficial to the Company’s bottom line, however in the opinion of management the longer term effects will be detrimental.

The fact that we were able to make $9.43M in the final six months of 2007 from mining operations at Jerritt Canyon confirmed our decision to purchase this strategic asset when it became available. We were expecting to find that the milling and mining facilities were not to a standard that met with our corporate standards with regard to safety and the environment, and in this we were not surprised.

In the first quarter, during the extended shutdown for safety and environmental improvements, the Company has made significant improvements to the milling and mining facilities, which are now on par with similar facilities. The Company will now focus on increasing mill feed from its own mines, increasing safety, improving front line supervision and modernisation as methods of reducing costs.”

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.